EXHIBIT 99.1

Westport Fuel Systems Reports Third Quarter 2022 Financial Results

VANCOUVER, British Columbia, Nov. 07, 2022 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport") (TSX:WPRT / Nasdaq:WPRT) reported financial results for the third quarter ended September 30, 2022, and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

THIRD QUARTER 2022 HIGHLIGHTS

  Revenues decreased 4% to $71.2 million compared to the same period in 2021, primarily driven by the weakening of the Euro against the U.S. dollar. Excluding foreign currency translation, total revenues would have increased by 10%.
  Higher sales volumes for the independent aftermarket ("IAM") business unit in Eastern Europe, Algeria, and Peru, partially offset by lower sales volume to Russian customers.
  Revenues from Original Equipment Manufacturer ("OEM") business unit customers were comparable to the same period 2021, including increased sales of hydrogen, electronics and fuel storage products, offset by lower sales of CNG and LNG products due to higher natural gas prices in the European market.
  Net loss of $11.9 million for the quarter ended September 30, 2022, compared to a net loss of $5.8 million for the same quarter last year. The decrease in earnings was driven by the loss of equity income from the termination and sale of the Cummins Westport Inc (“CWI”) joint venture and foreign exchange loss.
  Cash and cash equivalents were $86.5 million at the end of the third quarter of 2022. Cash used in operating activities during the quarter was $8.6 million, due to operating losses of $10.9 million and debt repayment of $3.6 million, partially offset by net changes to working capital.
  Adjusted EBITDA[1] of negative $4.5 million compared to negative $1.4 million for the same period in 2021.
  Announced impressive hydrogen HPDI test results from the demonstration program with Scania. Applying Westport’s HPDI technology fueled with hydrogen to Scania's 13-Litre CBE1 platform, demonstrated peak Brake Thermal Efficiency of 51.5% complemented by 48.7% at road load conditions, with engine-out NOx similar to the base diesel engine.

[1] Adjusted earnings before interest, taxes and depreciation is a non-GAAP measure. Please refer to NON-GAAP FINANCIAL MEASURES in Westport’s Management Discussion and Analysis for the reconciliation.

“While economies and our industry continue to be hit with significant headwinds including inflation and dramatically rising energy costs, we are seeing some positive trends emerge and are optimistic about our long-term future. While these headwinds are expected to continue, Westport is preparing for growth and profitability, focused on driving value in new and existing passenger car markets, working directly with key OEMs to advance evaluation of our H2 HPDI™ solution for long-haul, heavy-duty transport, and enhancing margins throughout the business. Absent the effects of foreign exchange changes, revenue would have increased by 10% year-over-year, a significant improvement given the environment our industry has been facing.

Sales growth of our fuel storage, hydrogen components, and electronics products along with continued growth in volumes to our OEM customers in India all drove increased revenue in our OEM business this quarter. Unfortunately, these strengths were offset by the impact of high natural gas prices on European market sales to light-duty and heavy-duty OEMs.

Looking to the future, the world’s population continues to grow, and the need to move freight follows this growth. Affordable solutions for heavy-duty, long-haul transport are required and our H2 HPDI™ fuel systems meet the demand for a high performance, high efficiency, clean, affordable solution.

We are thrilled with the recent results of our demonstration program with Scania. Our solution not only allows OEMs to preserve their existing manufacturing infrastructure and associated substantial capital investments, but it also demonstrates that an engine using HPDI with hydrogen can achieve significantly better performance and efficiency than with diesel fuel. These results are a step forward in demonstrating our H2 HPDI™ fuel system is a cost-competitive pathway to reduce CO2 emissions from heavy-duty transportation applications that require robust and reliable solutions.

Despite the decrease in business in Russia due to the Russian/Ukraine conflict and related sanctions, our team was diligent in expanding into new markets and deepening our work in current markets, achieving revenue above what we delivered last year in Euros , even with the impact of the foreign exchange. Light duty vehicles represent 95% of the vehicles on the road and contribute 75% of on-road CO2 emissions. Battery electric is one possible solution for some customers, in some markets, however there are plenty of global markets and customers who cannot afford expensive vehicles. Battery electric vehicles are expensive. Westport delivers affordable, low-carbon solutions for global customers who cannot afford luxury vehicle prices.

We remain confident that our clean and affordable products will be an important part of the solution and competitive in global markets.”

David M. Johnson, Chief Executive Officer

3Q22 Operations

CONSOLIDATED RESULTS
($ in millions, except per share amounts)	3Q22	3Q21	Over / (Under) %	9M22	9M21	Over / (Under) %
Revenues	$71.2	$74.3	(4)%	$227.7	$229.8	(1)%
Gross Margin(2)	$11.3	$10.1	11%	$31.7	$38.9	(18)%
Gross Margin %	16%	14%		14%	17%
Operating Expenses	$22.2	$18.8	18%	$64.8	$59.4	9%
Income from Investments Accounted for by the Equity Method(1)	$0.2	$4.1	(95)%	$1.0	$18.7	(95)%
Net Income (Loss)	$(11.9)	$(5.8)	107%	$(15.8)	$8.3	290%
Net Income (Loss) per Share	$(0.07)	$(0.03)	78%	$(0.09)	$0.05	(280)%
EBITDA(2)	$(8.0)	$(1.2)	558%	$(4.0)	$14.6	(127)%
Adjusted EBITDA(2)	$(4.5)	$(1.4)	221%	$(14.9)	$7.5	(299)%

(1) This includes income primarily from our Cummins Westport Inc. ("CWI") and Minda Westport Technologies Limited joint ventures.

(2) EBIT, EBITDA, Adjusted EBITDA, and Gross Margin are non-GAAP measures. Please refer to NON-GAAP FINANCIAL MEASURES for the reconciliation.

Revenues for the three months ended September 30, 2022, decreased 4% year-over-year to $71.2 million primarily driven by the weakening of the Euro against the U.S. dollar's significant impact on the translation of the financial results to U.S. dollars, lower sales volumes to our initial OEM launch partner due to fuel price volatility in Europe and contractual decrease in sales price year over year. This was partially offset by the increased sales volumes from IAM, fuel storage, hydrogen, electronics businesses, despite lower sales volumes to the Russian market resulting from the impact of sanctions from the ongoing Russian-Ukraine conflict, and softness in demand from higher relative CNG and LNG fuel prices in Europe.

Net loss was $11.9 million for the third quarter of 2022, compared to a net loss of $5.8 million for the same quarter last year. The decrease in earnings was driven by the loss of equity income from the termination and sale of the CWI joint venture and foreign exchange loss. The prior year quarter had an additional $4.1 million in equity income primarily from CWI. This was partially offset by higher year-over-year gross margins of $1.2 million.

Westport generated negative $4.5 million in Adjusted EBITDA during the third quarter of 2022, compared to negative $1.4 million Adjusted EBITDA for the same period in 2021.

Segment Information

SEGMENT RESULTS	Three months ended September 30, 2022
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$44.1	$(7.3)	$2.1	$0.2
IAM	27.1	2.2	0.7	—
Corporate	—	(5.8)	0.1	—
Total Consolidated	$71.2	$(10.9)	$2.9	$0.2

SEGMENT RESULTS	Three months ended September 30, 2021
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$48.0	$(7.4)	$2.4	$0.3
IAM	26.3	0.7	0.8	—
Corporate	—	(1.9)	0.1	3.8
Total Consolidated	$74.3	$(8.6)	$3.3	$4.1

SEGMENT RESULTS	Nine Months Ended September 30, 2022
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$150.2	$(19.2)	$6.3	$1.0
IAM	77.5	1.8	2.4	—
Corporate	—	(15.7)	0.3	—
Total Consolidated	$227.7	$(33.1)	$9.0	$1.0

SEGMENT RESULTS	Nine Months Ended September 30, 2021
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income
OEM	$138.2	$(17.3)	$6.5	$0.5
IAM	91.6	3.4	3.8	—
Corporate	—	(6.6)	0.2	18.2
Total Consolidated	$229.8	$(20.5)	$10.5	$18.7

Original Equipment Manufacturer Segment

Revenue for the three and nine months ended September 30, 2022, was $44.1 million and $150.2 million, respectively, compared with $48.0 million and $138.2 million for the three and nine months ended September 30, 2021. The decrease in revenue for the three months ended September 30, 2022 was primarily driven by the 16% decrease in the average Euro rate versus the U.S. dollar for the third quarter which offset the higher sales volumes of our fuel storage, DOEM, hydrogen, and electronics businesses period over period. Our heavy-duty OEM sales volumes decreased 16% year-over-year mainly due to the unfavorable fuel price differential between LNG and diesel in Europe caused by the shortage of LNG supply.

The increase in revenue for the nine months ended was primarily driven by the additional revenues from increased sales volumes to OEMs in India of our light-duty CNG products where we continue to see strong government support and policies in place for the significant expansion of CNG vehicles, increased sales volumes of our electronics, fuel storage, hydrogen and DOEM products. This was partially offset by lower sales volumes in Western Europe for our light-duty OEM products, lower revenues year over year in our heavy-duty OEM business, and the foreign exchange impact of the depreciation of the Euro.

For the third quarter, gross margin increased by $1.6 million to $4.7 million, or 11% of revenue, compared to $3.1 million, or 6% of revenue for the three months ended September 30, 2021. The improvement was driven by increased sales volumes in multiple OEM businesses, improved sales mix of heavy-duty OEM system parts, partially offset by the annual contractual price reduction to our initial OEM launch partner and decrease in gross margin in our light-duty OEM business due to increase in sales volumes to emerging markets with lower gross margins. Further, we continue to incur higher production input costs from supply chain challenges, and inflation in logistics, utilities, and other costs, which we have only partially been able to pass on to our OEM customers.

Year to date, gross margin decreased by $0.9 million to $14.4 million, or 10% of revenue, compared to $15.3 million, or 11% of revenue for the nine months ended September 30, 2021. Gross margin and gross margin percentage from our HPDI 2.0 fuel systems product will vary based on production and sales volumes, levels of development work, successful implementation of initiatives to reduce the cost of input materials, and foreign exchange rates. Margin pressure is expected to continue through 2022 as production costs and contracted price discounts with the existing OEM customers are only partially offset by cost reductions of materials until a higher scale is achieved. Despite headwinds from higher LNG fuel prices relative to diesel, sales volumes to our initial OEM launch partner for the first nine months of 2022 were comparable to the prior year. Higher LNG prices are decreasing the demand for LNG trucks. Until relative LNG prices fall relative to diesel, we expect HPDI 2.0 fuel system sales growth to our initial OEM launch partner may be slowed. Partially offsetting the decrease in gross margin includes the increased gross margin from our fuel storage, hydrogen, electronics and DOEM businesses.

In spite of these pressures, we remain confident in the outlook for our OEM segment. Low to zero-emission transportation is our future and our HPDI story provides an affordable solution. We are increasingly optimistic about marketing HPDI into new geographies such as India where we have already seen OEM interest in the product. Supportive government policies to mitigate climate change globally bolster the adoption of our products and the increasing usage of biomethane now with hydrogen tomorrow using HPDI accelerates the energy transition in heavy-duty transport.

Independent Aftermarket Segment

Revenue for the three and nine months ended September 30, 2022, was $27.1 million and $77.5 million, respectively, compared with $26.3 million and $91.6 million for the three and nine months ended September 30, 2021. The revenue increase compared to the same quarter last year was driven primarily by higher sales volumes in Eastern Europe, especially Poland, Algeria and Peru.

For the nine months ended September 30, 2022, the decrease in revenue was primarily driven by lower sales volumes to the Russian market due to the ongoing Russia-Ukraine conflict and related sanctions, lower sales volumes to Eastern Europe and Egypt and the aforementioned foreign exchange impact. The prior year included a large one-time infrastructure project of $5.3 million in Tanzania to build fueling infrastructure to enable the sale and operation of gaseous fueled vehicles.

For the third quarter, gross margin decreased by $0.4 million to $6.6 million, or 24% of revenue, compared to $7.0 million, or 27% of revenue, for the three months ended September 30, 2021. Gross margin decreased by $6.3 million to $17.3 million, or 22% of revenue, for the nine months ended September 30, 2022, compared to $23.6 million, or 26% of revenue, for the nine months ended September 30, 2021. The decrease in gross margin percentage for both the three and nine months ended September 30, 2022, was primarily driven by higher production input costs incurred in materials, transportation, and energy costs caused by the global supply chain shortage, inflation, and European energy supply shortage. The loss of higher margin sales volumes to the Russian market contributed $1.1 million to the decrease in margins.

The opportunity Westport has to expand market share in current markets and advancing into emerging markets with our LPG solutions is a real, decisive factor for growth. Supportive LPG pricing is creating a promising demand trend for our business as Westport continues to address and serve markets which can’t afford expensive electric vehicles but are still looking for cleaner solutions. These are the areas where Westport can continue to win and drive market share.

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view Westport financials for the third quarter ended September 30th, 2022, please visit https://investors.wfsinc.com/financials/

CONFERENCE CALL & WEBCAST

Westport has scheduled a conference call for Tuesday, November 8, 2022, at 7:00 am Pacific Time (10:00 am Eastern Time) to discuss these results. To access the conference call by telephone, please dial 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the Westport website at https://investors.wfsinc.com/

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or +1-604-638-9010 using the passcode 9432. The telephone replay will be available until Tuesday, November 15th, 2022.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport Fuel Systems’ technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding revenue expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), expected margin pressure, the Russia-Ukraine conflict and related impacts, expectations regarding slower sales growth to our OEM launch partner due to higher LNG prices, the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems’ products and expansion of product coverage, future market opportunities as well as Westport Fuel Systems management’s response to any of the aforementioned factors. These statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, access to required semiconductors, solvency, governmental policies, sanctions and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of COVID-19, the Russia-Ukraine conflict and ongoing semiconductor shortages as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward-looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046

NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes. Adjusted EBITDA includes the company's share of income from joint ventures.

The terms EBITDA and Adjusted EBITDA are not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and are not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA have limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, EBITDA and Adjusted EBITDA do not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using EBITDA and Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES
($ in millions)	3Q21	4Q21	1Q22	2Q22	3Q22
Three months ended
Net income (loss)	$(5.8)	$5.3	$7.7	$(11.6)	$(11.9)

Income tax expense (recovery)	0.4	(0.7)	(0.1)	0.1	0.9
Interest expense, net	0.9	0.3	1.0	0.7	0.2
Depreciation and amortization	3.3	3.5	3.1	3.1	2.8
EBITDA	(1.2)	8.4	11.7	(7.7)	(8.0)

Stock based compensation	0.7	0.6	0.5	0.9	0.8
Unrealized foreign exchange (gain) loss	(0.9)	0.5	0.8	2.5	2.7
Asset impairment	—	—	—	—	—
Bargain purchase gain	—	—	—	—	—
Gain on sale of Investment	—	—	(19.1)	—	—
Adjusted EBITDA	$(1.4)	$10.0	$(6.1)	$(4.3)	$(4.5)

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Balance Sheets (unaudited) (Expressed in thousands of United States dollars, except share amounts) September 30, 2022 and December 31, 2021

	September 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$86,501	$124,892
Accounts receivable	90,882	101,508
Inventories	82,854	83,128
Prepaid expenses	8,952	6,997
Assets held for sale	—	22,039
Total current assets	269,189	338,564
Long-term investments	4,441	3,824
Property, plant and equipment	56,900	64,420
Operating lease right-of-use assets	22,123	28,830
Intangible assets	7,531	9,286
Deferred income tax assets	9,136	11,653
Goodwill	2,707	3,121
Other long-term assets	20,940	11,615
Total assets	$392,967	$471,313
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$82,369	$99,238
Current portion of operating lease liabilities	3,460	4,190
Short-term debt	8,702	13,652
Current portion of long-term debt	10,582	10,590
Current portion of long-term royalty payable	1,320	5,200
Current portion of warranty liability	8,960	13,577
Total current liabilities	115,393	146,447
Long-term operating lease liabilities	18,432	24,362
Long-term debt	32,850	45,125
Long-term royalty payable	4,250	4,747
Warranty liability	1,615	5,214
Deferred income tax liabilities	3,182	3,392
Other long-term liabilities	4,809	5,607
Total liabilities	180,531	234,894
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
171,296,279 (2021 - 170,799,325) common shares issued and outstanding	1,243,250	1,242,006
Other equity instruments	9,140	8,412
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,007,817)	(992,021)
Accumulated other comprehensive loss	(43,653)	(33,494)
Total shareholders' equity	212,436	236,419
Total liabilities and shareholders' equity	$392,967	$471,313

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and nine months ended September 30, 2022 and 2021

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Revenue	$71,182	$74,343	$227,690	$229,794
Cost of revenue and expenses:
Cost of revenue	59,910	64,214	195,986	190,905
Research and development	6,473	6,207	17,661	20,419
General and administrative	8,649	9,058	26,853	27,581
Sales and marketing	3,351	3,176	10,914	9,828
Foreign exchange (gain) loss	2,648	(893)	5,985	(2,495)
Depreciation and amortization	1,074	1,224	3,342	4,188
Gain on sale of assets	—	—	—	(146)
	82,105	82,986	260,741	250,280
Loss from operations	(10,923)	(8,643)	(33,051)	(20,486)

Income from investments accounted for by the equity method	202	4,098	953	18,738
Gain on sale of investment	—	—	19,119	—
Interest on long-term debt and accretion on royalty payable	(796)	(1,380)	(2,695)	(4,437)
Bargain purchase gain from acquisition	—	—	—	5,856
Interest and other income, net of bank charges	555	482	793	1,212
Income (loss) before income taxes	(10,962)	(5,443)	(14,881)	883
Income tax expense (recovery)	965	325	915	(7,438)
Net income (loss) for the period	(11,927)	(5,768)	(15,796)	8,321
Other comprehensive income (loss):
Cumulative translation adjustment	(5,514)	(4,067)	(10,159)	(7,864)
Comprehensive income (loss)	$(17,441)	$(9,835)	$(25,955)	$457

Income (loss) per share:
Net income (loss) per share - basic and diluted	$(0.07)	$(0.03)	$(0.09)	$0.05
Weighted average common shares outstanding:
Basic	171,246,067	169,500,461	171,200,403	156,673,290
Diluted	171,246,067	169,500,461	171,200,403	158,533,077

WESTPORT FUEL SYSTEMS INC. Condensed Consolidated Interim Statements of Cash Flows (unaudited) (Expressed in thousands of United States dollars) Three and nine months ended September 30, 2022 and 2021

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Cash flows from (used in) operating activities:
Net income (loss) for the period	$(11,927)	$(5,768)	$(15,796)	$8,321
Items not involving cash:
Depreciation and amortization	2,900	3,309	9,040	10,485
Stock-based compensation expense	815	629	2,210	1,252
Unrealized foreign exchange (gain) loss	2,648	(893)	5,985	(2,495)
Deferred income tax	531	69	—	(9,606)
Income from investments accounted for by the equity method	(202)	(4,098)	(953)	(18,738)
Interest on long-term debt and accretion on royalty payable	796	1,380	2,695	4,437
Change in inventory write-downs to net realizable value	476	87	1,025	409
Bargain purchase gain from acquisition	—	—	—	(5,856)
Change in bad debt expense	219	178	278	152
Gain on sale of investment	—	—	(19,119)	—
Gain on sale of assets	—	—	—	(146)
Net cash used before working capital changes	(3,744)	(5,107)	(14,635)	(11,785)

Changes in non-cash operating working capital:
Accounts receivable	3,342	7,574	5,813	2,532
Inventories	(387)	(11,851)	(12,270)	(23,794)
Prepaid expenses	(2,555)	(1,717)	(3,743)	4,639
Accounts payable and accrued liabilities	(3,055)	(2,154)	(10,489)	4,134
Warranty liability	(2,192)	(1,136)	(6,671)	(1,423)
Net cash used in operating activities	(8,591)	(14,391)	(41,995)	(25,697)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment and other assets	(2,467)	(5,084)	(8,450)	(7,946)
Sale of investments, net	—	—	—	600
Purchase of intangible assets	(78)	—	(374)	—
Acquisition, net of acquired cash	—	—	—	(5,948)
Proceeds on sale of investments and assets	—	—	31,949	—
Dividends received from joint ventures	—	7,229	—	21,502
Net cash from investing activities of continuing operations	(2,545)	2,145	23,125	8,208
Cash flows from (used in) financing activities:
Repayments of short and long-term facilities	(13,353)	(17,191)	(49,952)	(56,606)
Drawings on operating lines of credit and long-term facilities	9,707	13,987	35,099	39,985
Payment of royalty payable	—	—	(5,200)	(7,451)
Proceeds from share issuance, net	—	—	—	120,727
Net cash from (used in) financing activities	(3,646)	(3,204)	(20,053)	96,655
Effect of foreign exchange on cash and cash equivalents	3,109	(3,362)	532	(1,529)
Increase (decrease) in cash and cash equivalents	(11,673)	(18,812)	(38,391)	77,637
Cash and cash equivalents, beginning of period (including restricted cash)	98,174	160,711	124,892	64,262
Cash and cash equivalents, end of period (including restricted cash)	$86,501	$141,899	$86,501	$141,899